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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                              CARDIAC SCIENCE, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, $.001 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   141410209
           --------------------------------------------------------
                                 (CUSIP Number)

                            Ernst Muller-Mohl
                            Weinplatz 10
                            8001 Zurich, Switzerland
                            Tel # 41-1-212-0424
           --------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                December 22, 1998
           --------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check the following space ____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP
No. 141410209                         13D

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(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person
                                Ernst Muller-Mohl

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(2)  Check the Appropriate Box if a Member of a Group*          (a)  / /

                                                                (b)  / /
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(3)  SEC Use Only

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(4)  Source of Funds*         PF

-------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required        / /

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(6)  Citizenship or Place of Organization
                                      Switzerland
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                     (7)   Sole Voting Power
Number of                        2,000,000 shares             25.4%
Shares               ----------------------------------------------------------
Beneficially         (8)   Shared Voting Power
Owned By                         0 shares                        0%
Each                 ----------------------------------------------------------
Reporting            (9)   Sole Dispositive Power
Person                           2,000,000 shares             25.4%
With                 ----------------------------------------------------------
                     (10)  Shared Dispositive Power
                                 0 shares                        0%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                        2,000,000 shares

-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                              25.4%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                         IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  - 2 of 5 -
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ITEM 1.  SECURITY AND ISSUER

         (a)   Cardiac Science, Inc.
               1176 Main Street
               Suite C
               Irvine, CA 92614

         (b)   Common Stock, $.001 par value per share.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)   Name: Ernst Muller-Mohl

         (b)   Address:
                     Weinplatz 10
                     8001 Zurich, Switzerland

         (c)   Principal Business: Investments

         (d) Within the last five (5) years, Mr. Muller-Mohl has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five (5) years, the Mr. Muller-Mohl has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)   Citizenship: Switzerland


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Muller-Mohl used $3,000,000 in personal funds to acquire the Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Muller-Mohl acquired the Common Stock for investment purposes.

                                  - 3 of 5 -
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ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a)   Aggregate number of shares beneficially owned: 2,000,000
shares(1)
               Percentage: 25.4%(2)

         (b) Mr. Muller-Mohl has sole power to vote or to direct the vote and to dispose or direct the disposition of 2,000,000(1) shares of Common Stock.

         (c) On March 31, 1999, Mr. Muller-Mohl purchased from the Company, in a Regulation S transaction, 250,000 shares of Common Stock and three-year warrants to purchase 62,500 shares of Common Stock at $2.50 per share for an aggregate purchase price of $500,000.

         (d)   None

         (e)   Not Applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Muller-Mohl holds three-year warrants to purchase 125,000 shares of Common Stock at $2.20 per share, and three-year warrants to purchase 375,000 shares of Common Stock at $2.50 per share.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None


-----------------
(1) Includes 500,000 shares issuable upon the exercise of Warrants held by Mr. Muller-Mohl.

(2)  Based on 7,388,332 shares of Common Stock outstanding.

                                  - 4 of 5 -
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                                  SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

Date: May 3, 1999


                                       /s/ ERNST MULLER-MOHL
                                       ----------------------------------------
                                       Ernst Muller-Mohl


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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